AURIZON MINES LTD.
(the “Issuer”)

Annual and Special Meeting of Members held on May 11, 2007

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

MATTERS VOTED UPON

At the Meeting, Members were asked to consider certain matters, as set out in the Company’s Information Circular dated March 19, 2007.  The following briefly describes in accordance with NI 51-102 the matters voted upon and the outcome of the votes at the Meeting.

Item 1:

Number of Directors

By a vote by way of show of hands, the ordinary resolution to fix the number of directors at eight (8) was passed.

Item 2:

Election of Directors

By a vote by way of show of hands, the ordinary resolution to elect the following nominees as directors for a term expiring at the third next following annual general meeting was passed:

Richard Faucher

Brian S. Moorhouse

Item 3:

Election of Directors

By a vote by way of show of hands, the ordinary resolution to elect the following nominee as a director for a term expiring at the next following annual general meeting was passed:

Frank A. Lang

Item 4:

Appointment of Auditors

By a vote by way of show of hands, the ordinary resolution to appoint PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year was passed.

Item 5:

Remuneration of the Auditors

By a vote by way of show of hands, the ordinary resolution to authorize the directors to fix the remuneration to be paid to the auditors was passed.

Item 6:

7% Rolling Stock Option Plan

By a vote by way of show of hands, the ordinary resolution to authorize the Company to adopt a 7% rolling stock option plan the particulars of which are disclosed in the Company's Information Circular dated March 19, 2007 was passed.

Item 7:

Alteration of the Notice of Articles

By a vote by way of show of hands, the special resolution to alter the Notice of Articles of the Company to remove the application of the Pre-Existing Company Provisions (as defined in the Business Corporations Act (British Columbia)) was passed.

Item 8:

Increase in Authorized Share Capital

By a vote by way of show of hands, the ordinary resolution to alter the Notice of Articles of the Company to increase the authorized share capital to an unlimited number of shares was passed.

Item 9:

Adoption of New Articles

By a vote by way of show of hands, the special resolution to adopt new Articles was passed.

DATED this 11th day of May, 2007.

AURIZON MINES LTD.

By:

/s/____________________________

Julie A. S. Kemp

Corporate Secretary